SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 333-09470

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.
Notice to Shareholders regarding withdrawal rights in connection with the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A., and of Telemig Celular Participações S.A. into Vivo Participações S.A.

Item 1

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9

NOTICE TO THE MARKET

1. Vivo Participações S.A. (“Vivo Part.”), Telemig Celular Participações S.A., ("TCP") and Telemig Celular S.A. (“TC”) (jointly referred to as the “Companies”), announce that, in light of the expiration of the withdrawal period on August 28, 2009 for each of the merger of shares of TC into TCP and the merger of shares of TCP into Vivo Part. (together, the “Corporate Restructuring”), the Companies will not reconsider the resolutions passed at the Extraordinary Shareholders’ Meetings of the Companies held on July 27, 2009, which approved the Corporate Restructuring. Therefore, as the Corporate Restructuring will proceed, the payment to the shareholders that exercised the withdrawal right will be made as of September 08, 2009 as described in item 4 herein below.

2. We also announce that the shareholders of TC and TCP approved the Corporate Restructuring and are entitled to fractional shares of Vivo Part., as a result of the exchange ratio, will be paid their pro rata portion of the proceeds of the sale of the aggregate fractional shares at market prices, net of certain fees and expenses, accrued in auction (or auctions, as the case may be), to be held at BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros beginning on September 24, 2009. The payment referenced herein to the shareholders will be made up to 5 (five) business days from the last auction, which date will be timely disclosed. For the purposes discussed herein, as disclosed in the notice of material fact dated as of May 29, 2009 (“Notice of Material Fact”), the exchange ratio of shares approved was as follows: TC/TCP Ratio: for each common or preferred share of TC, 17.40 shares of TCP of the respective class were issued, and (ii) TCP/Vivo Part. Ratio: for each common or preferred share of TCP, 1.37 shares of Vivo Part. of the respective class were issued.

3. To the shareholders that exercised their withdrawal right, we remind you that, as disclosed by Notice of Material Fact, the amounts of the reimbursement to be paid to the holders of common and preferred shares of TC and TCP, and of common shares of Vivo Part., are the following: (i) the amount of the net equity of TC is R$ 481.608590530 per share; (ii) the amount of the net worth of TCP is 47.291641089 per share; and (iii) the amount of the net worth of Vivo Part. is R$22.483097320 per share. Referring to the holders of common and preferred shares of TCP that dissented from the Corporate Restructuring, they could choose during the term for the exercise of the right of withdrawal between the amount of reimbursement obtained based on the net worth of the Company or the net worth at market prices. For the purposes of the above, we inform you that the amount of reimbursement of shares of TCP was calculated based on the net worth at the March 31, 2009 market price is R$ 33.369841195.

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9

4. The amounts owed to the shareholders that exercised the withdrawal right, as well as the amounts obtained with the sale of shares resulting from the grouped fractions, in auction (or auctions) as described above will be paid as follows:

(a)	The shareholders shall attend to the Agency of Banco Real chosen at their own discretion to receive the respective amounts;

(b)
The amount that the shareholders are entitled to which shares are deposited at BM&FBOVESPA shall be credited directly to such company, which will be responsible for transferring such amount to the shareholders through the Custody Agents; and

(c)
The amount to be paid to the shareholders whose shares are blocked or the records are not updated will be at the disposal of the respective shareholder at Banco Real for payment, exclusively by presentation of the information of unblocking comprobation or identification, as the case may be.

Additional clarifications regarding the reimbursement amount can be obtained in any agency of Banco Real, depositary financial institution of shares issued by Vivo Part., as well as in Vivo Part., in the telephone number (+55 11) 7420-1172 in the Investors Relations Office.

São Paulo, September 03, 2009.

Cristiane Barretto Sales
Investor Relations’ Officer
Vivo Participações S.A.
Telemig Celular Participações S.A.
Telemig Celular S.A.

Notice: the investors of American Depositary Shares of Vivo Part. and of TCP and the U.S. holders of common and preferred shares of Vivo Part., TCP and TC are highly recommended to read the Prospectus, dated as of July 20, 2009, relating to the Corporate Restructuring described above, as it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by Vivo Part. and TCP with the SEC at the SEC’s website at www.sec.gov.  A copy of the Prospectus may also be obtained for free from Vivo Part. and TCP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	September 3, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer